UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
ALLSCRIPTS–MISYS HEALTHCARE SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
01988P108
(CUSIP Number)
Dan Fitz
Misys plc
One Kingdom Street
Paddington
London W2 6BL, UK
44 (0)20 3320 5000
copies to:
Andrew L. Bab, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6323
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications)
October 10, 2008
(Date of event which requires filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number	01988P108

1	NAMES OF REPORTING PERSONS: MISYS PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,886,017

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

82,886,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,886,017

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

56.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP Number	01988P108

1	NAMES OF REPORTING PERSONS MISYS PATRIOT US HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,028,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

64,028,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,028,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

43.9%

14	TYPE OF REPORTING PERSON

PN

CUSIP Number	01988P108

1	NAMES OF REPORTING PERSONS MISYS HOLDINGS INC. IRS Identification 51-0373419

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,028,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

64,028,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,028,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

43.9%

14	TYPE OF REPORTING PERSON

CO

CUSIP Number	01988P108

1	NAMES OF REPORTING PERSONS MISYS PATRIOT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,857,142

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

18,857,142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,857,142

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

12.9%

14	TYPE OF REPORTING PERSON

OO

Item 1. Security and Company
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EX-99.1: JOINT FILING AGREEMENT
EX-99.2: MULTICURRENCY REVOLVING CREDIT AGREEMENT
EX-99.3: SENIOR SUBORDINATED CREDIT AGREEMENT
EX-99.4: AGREEMENT AND PLAN OF MERGER
EX-99.5: RELATIONSHIP AGREEMENT
EX-99.6: FIRST AMENDMENT TO RELATIONSHIP AGREEMENT

CONTINUATION PAGES TO SCHEDULE 13D
     This Statement on Schedule 13D relates to the beneficial ownership of stock, par value $0.01 per share (the “Common Stock”), of Allscripts-Misys Healthcare Solutions, Inc., a Delaware corporation (the “Company”). This statement is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Statement. Information in respect of each Reporting Person is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.
Item 1. Security and Company.
     The class of equity securities to which this Statement relates is the Common Stock issued by the Company, which has its principal executive offices at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654.
Item 2. Identity and Background.
     Reporting Person: Misys plc (“Misys”)
     The place of organization of Misys is the United Kingdom. The principal business of Misys is providing software to clients in the international banking and healthcare industries. The principal office of Misys is One Kingdom Street, Paddington, London W2 6BL, UK.
     During the last five years, Misys has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: Misys Patriot US Holdings LLC (“MPUSH”)
     The place of organization of MPUSH is Delaware. MPUSH is a limited liability company and is a company formed to hold Misys’ interest in the Company. The registered address of MPUSH is 103 Foulk Road, Suite 202, Wilmington, DE 19803.
     Since its formation on September 25, 2008, MPUSH has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: Misys Holdings Inc. (“MHI”)
The place of organization of MHI is Delaware. MHI is a corporation and a holding company of Misys. The registered address of MPUSH is 103 Foulk Road, Suite 202, Wilmington, DE 19803.
     During the last five years, MHI has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: Misys Patriot Ltd. (“MPL”)

     The place of organization of MPL is the United Kingdom. MPL is a limited company incorporated in England and Wales and is a holding company of Misys. The registered office of MPL is One Kingdom Street, Paddington, London W2 6BL, UK.
     Since its formation on July 9, 2008, MPL has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 20, 2008, a copy of which is attached hereto as Exhibit 99.1.
Item 3. Source and Amount of Funds or Other Consideration.
     On October 10, 2008, pursuant to the Agreement and Plan of Merger, dated as of March 17, 2008 (the “Merger Agreement”), between Misys, Misys Healthcare Systems, LLC (“MHS”), Allscripts Healthcare Solutions, Inc. (“Allscripts”) and Patriot Merger Company, LLC, MHI acquired 64,028,875 shares (the “MPUSH Shares”) of common stock, par value $0.01 of the Company, in exchange for the contribution of all of the limited liability company interests of MHS. On October 10, 2008, MHI made a capital contribution to MPUSH of all of the MPUSH Shares.
     On October 10, 2008, pursuant to the Merger Agreement, MPL acquired 18,857,142 shares of common stock (the “MPL Shares”, and together with the MPUSH Shares, the “Shares”), par value $0.01, of the Company. To fund the acquisition of the Shares for an aggregate purchase price of $330,000,000, Misys used proceeds from a private placement of its ordinary shares to a subsidiary of ValueAct Capital Master Fund, L.P. (“Value Act Capital”), Misys’ largest shareholder, and drew from both a $150.0 million revolving credit bridge facility agreement dated September 29, 2008 between Misys and HSBC Bank plc, The Governor and Company of the Bank of Ireland and The Royal Bank of Scotland plc and a $175.0 million bridge facility agreement dated September 29, 2008 between Misys and a subsidiary of ValueAct Capital.
Item 4. Purpose of Transaction.
     Misys, through its wholly owned subsidiaries MPUSH and MPL, acquired the Shares on October 10, 2008 with the purpose of controlling the Company and realizing an economic benefit from increased value to be created by synergies between MHS and the Company.
Item 5. Interest in Securities of the Issuer.
     (a) Misys is the indirect beneficial owner of 82,886,017 shares of the common stock of the Company, representing 56.8% of the outstanding shares of common stock of AM. MPUSH is the direct beneficial owner of 64,028,875 shares of the common stock of AM, representing 43.9% of the outstanding shares of common stock of AM. MPL is the direct beneficial owner of 18,857,142 shares of the common stock of AM, representing 12.9% of the outstanding shares of common stock of AM.
     (b) In accordance with Item 5(a) above, Misys, as the parent entity of its indirect wholly owned subsidiaries, MPUSH and MPL, has shared power to direct the disposition of the MPUSH Shares and the MPL Shares. MPUSH has shared power to dispose of the MPUSH Shares. MPL has shared power to dispose of the MPL Shares.
     (c) Other than as described in Item 4 above, no person named in response to paragraph (a) has effected any transaction in connection with the common stock of AM.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Misys is party to the (i) Relationship Agreement, dated as of March 17, 2008, by and between Misys and Allscripts and (ii) the First Amendment to the Relationship Agreement, dated as of August 14, 2008, by and between Misys and Allscripts, which, among other things, govern the ability of Misys to purchase and sell shares of common stock of AM.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1.	Joint Filing Agreement pursuant to rule 13d-1(k)(1) among the Reporting Persons, dated October 20, 2008.

Exhibit 99.2	Multicurrency Revolving Credit Agreement, dated as of September 29, 2008 (the “Credit Agreement”), by and among Misys plc, HSBC Bank plc, HSBC Corporate Trustee Company (UK) Limited, the Governor and Company of the Bank of Ireland and The Royal Bank of Scotland plc. Certain confidential portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Exhibit 99.3	Senior Subordinated Credit Agreement, dated September 29, 2008, between Misys plc, ValueAct Capital Master Fund, L.P. and ValueAct Capital Management, L.P. Certain confidential portions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

Exhibit 99.4	Agreement and Plan of Merger dated as of March 17, 2008 by and among Misys plc, Misys Healthcare Systems, LLC, Allscripts Healthcare Solutions Inc., and Patriot Merger Company, LLC

Exhibit 99.5	Relationship Agreement dated as of March 17, 2008 between Allscripts Healthcare Solutions, Inc. and Misys plc

Exhibit 99.6	First Amendment to Relationship Agreement dated as of August 14, 2008 between Allscripts Healthcare Solutions, Inc. and Misys plc

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 20, 2008

MISYS PLC
By:	/s/ James C. Malone
Name: James C. Malone
Title: Chief Financial Officer

MISYS HOLDINGS INC.
By:	/s/ Darryl E. Smith
Name: Darryl E. Smith
Title: President

MISYS PATRIOT US HOLDINGS LLC
By:	/s/ Darryl E. Smith
Name: Darryl E. Smith
Title: President of Misys Holdings Inc., sole member

MISYS PATRIOT LTD.
By:	/s/ Glyn Follelove
Name: Glyn Follelove
Title: Director